Rainier Investment Management Mutual Funds
601 Union Street, Suite 2801
Seattle, WA 98101

March 30, 2009

VIA EDGAR TRANSMISSION

Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Rainier Investment Management Mutual Funds (“the Company”)
File Nos. 33-73792 and 811-08270

Dear Ms. Williams:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 17, 2009 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Company’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement.  PEA No. 29 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 15, 2009, and will become effective 75 days after filing on March 31, 2009.  The purpose of PEA No. 29 was to seek staff review of disclosure with respect to a new series of the Company, Rainier High Yield Portfolio (the “Fund”).  Registrant is filing this PEA No. 30 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

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The Company’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED MARCH 17, 2009

Prospectus (Overview of the Portfolio)

1.	On page 2 of the Prospectus, in last sentence of the second paragraph, please remove the reference to “higher-quality” when discussing the Portfolio’s primary rating focus.

The Company responds by revising the referenced sentence as follows:  The Portfolio intends to focus primarily on securities with credit ratings (or equivalent quality) between the range of BB and B ~~the higher-quality range (BB and B)~~ of the high-yield market.

2.	On page 2 of the Prospectus, please provide disclose the market cap range of the companies in which the Portfolio will be investing.

The Company responds by adding a sentence disclosing that the Portfolio will purchase securities of companies in any capitalization range—small, medium or large.

3.	On page 2 of the Prospectus, please add risk disclosure concerning the Portfolio’s investment in foreign securities and emerging markets as well as the effect of prepayment risk.

The Company responds by adding relevant disclosure to the Prospectus as follows:

Foreign Securities and Emerging Markets Risk
Foreign securities and emerging markets involve additional risks, including currency-rate fluctuations, political and economic instability, differences in financial reporting standards, less-strict regulation of securities markets and less liquidity and more volatility than domestic markets, which may result in delays in settling securities transactions.

Prepayment Risk
In addition, mortgage-related securities are subject to prepayment risk.  When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Fund because it will have to reinvest that money at the lower prevailing interest rates.

4.	On page 2 of the Prospectus, please add summaries of the additional risks described on page 5 of the Prospectus, including the non-diversification risk.

The Company responds by adding summary language discussing the additional risks discussed on page 5 of the Prospectus.

5.
On page 9 of the Prospectus, please expand on the discussion of the Portfolio Manager team as required by Item 5 of Form N-1A.  Specifically, describe the role of each team member and any of their limitations.

The Company responds by adding the additional information regarding the Portfolio Management team as requested.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/John O’Halloran

John O’Halloran
Chief Executive Officer
Rainier Investment Management Mutual Funds

cc:           David Hearth, Esq., Paul, Hastings, Janofsky & Walker LLP